Exhibit 3.1
CERTIFICATE OF RETIREMENT
OF CLASS B COMMON STOCK
OF
BACKBLAZE, INC.

Pursuant to Section 243(b) of the General Corporation Law of the State of Delaware, Backblaze, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), HEREBY CERTIFIES as follows:

1. Section 1.1 of Article IV of the Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on November 15, 2021 (the “Restated Certificate”) provides that the total number of shares of capital stock that the Corporation shall have authority to issue is 160,000,000 shares, consisting of (i) 113,000,000 shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”) (ii) 37,000,000 shares of Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”), and (iii) 10,000,000 shares of Preferred Stock, $0.0001 par value per share.

2. All outstanding shares of Class B Common Stock have been converted (the “Conversion”) into shares of Class A Common Stock of the Corporation pursuant to the provisions of Article V of the Restated Certificate.

3. Section 6 of Article V of the Restated Certificate provides that following the Conversion, the shares of Class B Common Stock that have been converted shall be retired and may not be reissued, and Section 9 of Article V of the Restated Certificate provides that following the Conversion, no additional shares of Class B Common Stock shall be issued.

4. Pursuant to Section 243 of the General Corporation Law of the State of Delaware, the total number of shares of Class B Common Stock authorized is reduced to 295,986 shares of the Class B Common Stock.

IN WITNESS WHEREOF, Backblaze, Inc. has caused this Certificate of Retirement to be executed, acknowledged and filed by its duly authorized officer as of July 7, 2023.

BACKBLAZE, INC.
By: /s/ Tom MacMitchell Name: Tom MacMitchell Title: Secretary